UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ) *

SS Innovations International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05453U203

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453U203

1	NAMES OF REPORTING PERSON: FREDERIC H. MOLL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,274,232
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,274,232
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,274,232
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Percentage calculated based on 169,118,385 shares of common stock outstanding as of November 9, 2023, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

Item 1(a).	Name of Issuer:

SS Innovations International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1500 SE 15th Street, #512

Fort Lauderdale, FL 33316

Item 2(a).	Name of Person Filing:

This statement is being filed by Frederic H. Moll (the “Reporting Person”):

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Sonder Capital

661 El Camino Real, Suite 202, San Carlos, CA 94070

Item 2(c).	Citizenship:

See row 4 of cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP No:

05453U203

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See row 9 of cover page.

(b)	Percent of class:

See row 11 of cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
(Date)

/s/ Frederic H. Moll
(Signature)

Frederic H. Moll
(Name and Title)